FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October 2008

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on October 28, 2008, by Panasonic Corporation (the registrant), announcing consolidated financial results for the second quarter and six months ended September 30, 2008 (fiscal 2009).

2.	Supplemental consolidated financial data for the second quarter and six months ended September 30, 2008 (fiscal 2009).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

	By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: November 6, 2008

October 28, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS SECOND QUARTER AND SIX MONTH RESULTS

- Cost reductions led to favorable six-month earnings -

Osaka, Japan, October 28, 2008 — Panasonic Corporation1 (Panasonic [NYSE symbol: PC]) today reported its consolidated financial results for the second quarter and six months ended September 30, 2008, of the current fiscal year ending March 31, 2009 (fiscal 2009).

Consolidated Second-quarter Results

Consolidated group sales for the second quarter decreased 4% to 2,191.7 billion yen, from 2,285.8 billion yen in the same three-month period a year ago. Explaining the second quarter results, although sales gains were recorded mainly in digital AV products and white goods, total sales declined because sales of information and communication equipment were sluggish and sales of JVC (Victor Company of Japan, Ltd. and its subsidiaries)2 were included in the consolidated group sales in the previous year’s comparable period. Of the consolidated group total, domestic sales decreased 4% to 1,065.4 billion yen, from 1,109.8 billion yen a year ago. Overseas sales decreased 4% to 1,126.3 billion yen, from 1,176.0 billion yen in the second quarter of fiscal 2008.

[1]	As of October 1, 2008, the company changed its name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.”
[2]

Victor Company of Japan, Ltd. and its subsidiaries became associated companies under the equity method from the company’s consolidated subsidiaries from August 2007. For more information, see Note 6 of the Notes to consolidated financial statements on page 15.

In the electronics industry during the second quarter under review, while there was a growing demand for flat-panel TVs related to the Beijing Olympics, severe business conditions continued in Japan and overseas, due mainly to rising prices for raw materials and energy, and price declines centered on digital products. Under these circumstances, in fiscal 2009 as the middle year of the three-year mid-term management plan GP3, Panasonic is striving to produce successful results and create a new trend for achieving goals. Aiming at getting growth back on track and strengthening profitability, Panasonic is implementing initiatives focused on four major themes: double-digit growth in overseas sales, expansion of four strategic businesses, manufacturing innovation and the “eco ideas” strategy.

Regarding earnings, operating profit3 for the second quarter was down 19%, to 118.6 billion yen, from 146.1 billion yen in the same period a year ago. This decrease was due mainly to the negative effects of intensified global price competition and a stronger yen against the U.S. dollar, as well as rising prices for crude oil and other raw materials. These and other factors resulted in pre-tax income of 84.0 billion yen, down 19% from 103.7 billion yen in the same period a year ago. Net income decreased 16% to 55.5 billion yen, from 65.8 billion yen in the same quarter of the previous year.

Consolidated Six-month Results

Combining the second quarter results with those of the first quarter, consolidated group sales for the six months ended September 30, 2008 decreased 4% to 4,343.7 billion yen, compared with 4,525.3 billion yen in the same six-month period a year ago. Explaining the six-month results, although sales gains were recorded mainly in digital AV products, total sales declined because sales of JVC were included in the consolidated group sales in the previous year’s comparable period. Domestic sales amounted to 2,110.6 billion yen, down 4% from 2,187.8 billion yen in the previous year’s six months, while overseas sales decreased 4% to 2,233.1 billion yen from 2,337.5 billion yen a year ago.

[3]	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 15.

For reasons similar to those given for second quarter results, the company’s operating profit for the six months increased 4% to 228.2 billion yen, from 220.0 billion yen in the comparable period a year ago. Despite the negative effects of intensified global price competition and a stronger yen against the U.S. dollar, as well as rising prices for crude oil and other raw materials, this result was due primarily to comprehensive cost reduction activities including materials costs and fixed costs, and sales gains in real terms excluding specific factors such as the effects of JVC. In other income (deductions), the company incurred less expenses associated with the implementation of early retirement programs compared with a year ago. These and other factors resulted in pre-tax income of 203.3 billion yen, up 8% from 187.6 billion yen in the same period a year ago. Net income increased 22% to 128.5 billion yen, as compared with 105.1 billion yen in the six months of the previous year. The company’s net income per common share was 61.58 yen on a diluted basis, versus 49.32 yen in the six months of last year.

Consolidated Six-month Sales Breakdown by Product Category

The company’s six-month consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

Digital AVC Networks4

Digital AVC Networks sales increased 3% to 1,969.0 billion yen, from 1,920.2 billion yen in last year’s six months. Sales of video and audio equipment increased 14% from the previous year’s six months, due mainly to favorable sales in digital AV products such as flat-panel TVs and DVD recorders.

In information and communications equipment, sluggish sales of automotive electronics led to a 6% decrease overall.

[4]	From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

Home Appliances

Sales of Home Appliances increased 2% to 654.1 billion yen, compared with 641.8 billion yen in last year’s six months, due mainly to steady sales of air conditioners and refrigerators.

MEW and PanaHome5

Sales of MEW and PanaHome decreased 1% to 837.2 billion yen, from 849.1 billion yen last year. At Matsushita Electric Works, Ltd. (MEW)6 and its subsidiaries, sales decreased mainly in home appliances such as health enhancing products. At PanaHome Corporation and its subsidiaries, sluggish housing market conditions led to a decrease in sales.

Components and Devices

Sales of Components and Devices were down 8% to 541.9 billion yen, compared with 586.0 billion yen in the same period of the previous year. Sluggish sales in general electronic components and batteries led to an overall decrease in sales.

Other

Sales of Other totaled 341.5 billion yen, down 2% from 347.7 billion yen in the same period a year ago, due mainly to a sales decline in factory automation equipment within this category.

Consolidated Financial Condition

Net cash provided by operating activities in the fiscal 2009 six months ended September 30, 2008 amounted to 136.3 billion yen. Despite an increase of inventories, this result was due mainly to cash inflows from net income and depreciation. Net cash used in investing activities amounted to 270.0 billion yen. This was due primarily to capital expenditures for tangible fixed assets, mainly consisting of manufacturing facilities for priority business areas such as plasma and liquid crystal display panels, and semiconductors. Net cash used in financing activities was 117.0 billion yen. Major factors included the repurchase of the company’s common stock and the payment of cash dividends. All these activities resulted in cash and cash equivalents of 973.1 billion yen at the end of the second quarter of fiscal 2009, down 241.7 billion yen from the end of the last fiscal year (March 31, 2008).

[5]	The name of “MEW and PanaHome” was as of September 30, 2008.
[6]	From October 1, 2008, the name of Matsushita Electric Works, Ltd. (MEW) was changed to Panasonic Electric Works, Ltd. (PEW).

The company’s consolidated total assets as of September 30, 2008 amounted to 7,299.4 billion yen, a decrease of 144.2 billion yen as compared with the end of the last fiscal year. Although inventories increased as a result of seasonal factors, this result was due primarily to a decrease of cash and cash equivalents. Stockholders’ equity decreased 62.8 billion yen, as compared with the end of the last fiscal year, to 3,679.5 billion yen as of September 30, 2008. This was due mainly to a decrease in other comprehensive income and an increase in treasury stock on continued repurchases of the company’s own shares, despite increases in retained earnings.

Interim and Year-end Dividend

The Board of Directors of the company resolved today to distribute an interim (semiannual) cash dividend of 22.5 yen per common share to shareholders of record as of September 30, 2008, payable November 28, 2008. This is an increase from last year’s interim dividend of 17.5 yen. The company also plans to distribute a year-end cash dividend of 22.5 yen per common share (payable to shareholders of record as of March 31, 2009). If implemented, total dividends for fiscal 2009, including the aforementioned interim dividend of 22.5 yen per common share, will be 45.0 yen per common share.

Outlook for the Full Fiscal Year 2009

Current financial crisis originating in the United States is widespread globally and there are sharp fluctuations in exchange rates and stock prices. Under these circumstances, the company expects the outlook of the business environment for the fiscal year’s third quarter onward to be uncertain, with concerns about the weak real economy. Accordingly, the forecast for the full fiscal year 2009, ending March 31, 2009, remains unchanged at this time from the forecast announced on April 28, 2008. The company will review the outlook for the full year, and make determinations regarding a possible revision at the announcement of third quarter financial results.

Panasonic Corporation, best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Income *

(Three months ended September 30)

	Yen (millions)		Percentage
	2008	2007	2008/2007
Net sales	¥2,191,714	¥2,285,800	96%
Cost of sales	(1,572,854)	(1,637,523)
Selling, general and administrative expenses	(500,279)	(502,174)
Interest income	7,547	8,653
Dividend income	888	684
Interest expense	(5,558)	(5,274)
Expenses associated with the implementation of early retirement programs **	(368)	(14,854)
Other Income (loss), net	(37,049)	(31,639)

Income before income taxes	84,041	103,673	81%
Provision for income taxes	(23,765)	(28,868)
Minority interests	(7,955)	(6,800)
Equity in earnings (losses) of associated companies	3,140	(2,197)

Net income	¥55,461	¥65,808	84%

Net income, basic
per common share	26.72 yen	30.99 yen
per ADS	26.72 yen	30.99 yen
Net income, diluted
per common share	—	30.99 yen
per ADS	—	30.99 yen

(Parentheses indicate expenses, deductions or losses.)

* **	See Notes to consolidated financial statements on pages 15-16.

Supplementary Information

(Three months ended September 30)

	Yen (millions)
	2008	2007
Depreciation (tangible assets)	¥84,868	¥71,601
Capital investment ***	¥137,175	¥130,389
R&D expenditures	¥134,068	¥141,013

Number of employees (Sep. 30)	313,594	309,037

***	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Statement of Income *

(Six months ended September 30)

	Yen
	(millions)		Percentage
	2008	2007	2008/2007
Net sales	¥4,343,711	¥4,525,305	96%
Cost of sales	(3,098,704)	(3,225,568)
Selling, general and administrative expenses	(1,016,853)	(1,079,743)
Interest income	14,745	17,315
Dividend income	6,231	5,568
Interest expense	(11,314)	(10,580)
Expenses associated with the implementation of early retirement programs **	(593)	(15,839)
Other Income (loss), net	(33,927)	(28,817)

Income before income taxes	203,296	187,641	108%
Provision for income taxes	(66,177)	(70,864)
Minority interests	(12,104)	(5,012)
Equity in earnings (losses) of associated companies	3,477	(6,643)

Net income	¥128,492	¥105,122	122%

Net income, basic
per common share	61.58 yen	49.32 yen
per ADS	61.58 yen	49.32 yen
Net income, diluted
per common share	61.58 yen	49.32 yen
per ADS	61.58 yen	49.32 yen

(Parentheses indicate expenses, deductions or losses.)

* **	See Notes to consolidated financial statements on pages 15-16.

Supplementary Information

(Six months ended September 30)

	Yen (millions)
	2008	2007
Depreciation (tangible assets)	¥165,979	¥136,500
Capital investment ***	¥239,857	¥217,162
R&D expenditures	¥265,142	¥279,916

Number of employees (Sep. 30)	313,594	309,037

***	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

September 30, 2008

With comparative figures for March 31, 2008

	Yen (millions)
	Sept. 30, 2008	March 31, 2008
Assets
Current assets:
Cash and cash equivalents	¥973,133	¥1,214,816
Time deposits	98,867	70,108
Short-term investments	17,374	47,414
Trade receivables:
Notes	60,490	59,060
Accounts	1,017,179	1,046,991
Allowance for doubtful receivables	(22,020)	(20,868)
Inventories	999,454	864,264
Other current assets	507,467	517,409

Total current assets	3,651,944	3,799,194

Investments and advances	777,983	842,156
Property, plant and equipment, net of accumulated depreciation	1,840,318	1,757,373
Other assets	1,029,134	1,044,891

Total assets	¥7,299,379	¥7,443,614

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥157,828	¥156,260
Trade payables:
Notes	40,924	37,175
Accounts	887,874	903,379
Other current liabilities	1,361,630	1,464,145

Total current liabilities	2,448,256	2,560,959

Noncurrent liabilities:
Long-term debt	262,152	232,346
Other long-term liabilities	398,292	393,360

Total noncurrent liabilities	660,444	625,706

Minority interests	511,145	514,620
Common stock	258,740	258,740
Capital surplus	1,217,901	1,217,865
Legal reserve	92,262	90,129
Retained earnings	3,033,928	2,948,065
Accumulated other comprehensive income (loss) *	(253,215)	(173,897)
Treasury stock	(670,082)	(598,573)

Total stockholders’ equity	3,679,534	3,742,329

Total liabilities, minority interests and stockholders’ equity	¥7,299,379	¥7,443,614

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	Sept. 30, 2008	March 31, 2008
Cumulative translation adjustments	¥(213,054)	¥(228,792)
Unrealized holding gains of available-for-sale securities	20,244	45,442
Unrealized gains of derivative instruments	4,475	4,326
Pension liability adjustments	(64,880)	5,127

**	See Notes to consolidated financial statements on pages 15-16.

Panasonic Corporation

Consolidated Sales Breakdown *

(Three months ended September 30)

	Yen (billions)		Percentage
	2008	2007	2008/2007
Digital AVC Networks
Video and audio equipment	¥496.4	¥445.3	111%
Information and communications equipment	497.2	550.2	90%

Subtotal	993.6	995.5	100%

Home Appliances	311.3	301.9	103%

MEW and PanaHome	448.1	463.4	97%

Components and Devices	272.6	301.3	90%

Other	166.1	178.5	93%

JVC	—	45.2	—

Total	¥2,191.7	¥2,285.8	96%

Domestic sales	1,065.4	1,109.8	96%
Overseas sales	1,126.3	1,176.0	96%

(Six months ended September 30)

	Yen (billions)		Percentage
	2008	2007	2008/2007
Digital AVC Networks
Video and audio equipment	¥962.7	¥847.7	114%
Information and communications equipment	1,006.3	1,072.5	94%

Subtotal	1,969.0	1,920.2	103%

Home Appliances	654.1	641.8	102%

MEW and PanaHome	837.2	849.1	99%

Components and Devices	541.9	586.0	92%

Other	341.5	347.7	98%

JVC	—	180.5	—

Total	¥4,343.7	¥4,525.3	96%

Domestic sales	2,110.6	2,187.8	96%
Overseas sales	2,233.1	2,337.5	96%

*	See Notes to consolidated financial statements on pages 15-16.

Panasonic Corporation

Consolidated Sales Breakdown *

(Six months ended September 30)

[Overseas Sales by Region]

	Yen (billions)		Percentage
	2008	2007	2008/2007
North and South America	¥584.6	¥658.0	89%
Europe	575.4	604.9	95%
Asia and China	1,073.1	1,074.6	100%

Total	¥2,233.1	¥2,337.5	96%

[Domestic/Overseas Sales Breakdown]

	Domestic sales		Overseas sales
	Yen (billions)	Percentage	Yen (billions)	Percentage
	2008	2008/2007	2008	2008/2007
Digital AVC Networks
Video and audio equipment	¥257.7	114%	¥705.0	113%
Information and communications equipment	481.4	95%	524.9	93%

Subtotal	739.1	101%	1,229.9	104%

Home Appliances	340.6	102%	313.5	101%

MEW and PanaHome	662.2	96%	175.0	111%

Components and Devices	181.3	93%	360.6	92%

Other	187.4	99%	154.1	97%

Total	¥2,110.6	96%	¥2,233.1	96%

*	See Notes to consolidated financial statements on pages 15-16.

Panasonic Corporation

Consolidated Information by Business Segment *

(Six months ended September 30)

By Business Segment:

	Yen (billions)		Percentage
	2008	2007	2008/2007
[Sales]
Digital AVC Networks	¥2,102.9	¥2,059.6	102%
Home Appliances	685.5	667.0	103%
MEW and PanaHome	928.7	937.2	99%
Components and Devices	670.2	712.3	94%
Other	598.6	542.3	110%
JVC	—	183.1	—

Subtotal	4,985.9	5,101.5	98%
Eliminations	(642.2)	(576.2)	—

Consolidated total	¥4,343.7	¥4,525.3	96%

[Segment Profit]**

Digital AVC Networks	¥102.8	¥110.1	93%
Home Appliances	46.9	37.3	126%
MEW and PanaHome	35.8	41.1	87%
Components and Devices	49.0	49.5	99%
Other	28.8	34.9	82%
JVC	—	(9.7)	—

Subtotal	263.3	263.2	100%
Corporate and eliminations	(35.1)	(43.2)	—

Consolidated total	¥228.2	¥220.0	104%

* **	See Notes to consolidated financial statements on pages 15-16.

[For Reference]	Panasonic Corporation
Consolidated Information by Business Field (unreviewed) *
(Six months ended September 30, 2008)

By Business Field**:

Yen (billions)
2008
[Sales]

Digital AVC Networks Solution	¥2,102.9
Solutions for the Environment and Comfortable Living	1,614.2
Devices and Industry Solution	1,268.8

Subtotal	4,985.9
Eliminations	(642.2)

Consolidated total	¥4,343.7

[Business Field Profit]***

Digital AVC Networks Solution	¥102.8
Solutions for the Environment and Comfortable Living	82.7
Devices and Industry Solution	77.8

Subtotal	263.3
Corporate and eliminations	(35.1)

Consolidated total	¥228.2

* ***	See Notes to consolidated financial statements on pages 15-16.
**	For definition of business fields of the Group, see Note 9 of Notes to consolidated financial statements on page 16.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Six months ended September 30)

	Yen (millions)
	2008	2007
Cash flows from operating activities:
Net income	¥128,492	¥105,122
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	185,160	155,982
Net (gain) loss on sale of investments	(5,836)	(2,446)
Minority interests	12,104	5,012
(Increase) decrease in trade receivables	25,203	(16,878)
(Increase) decrease in inventories	(135,804)	(84,362)
Increase (decrease) in trade payables	26,216	10,416
Increase (decrease) in retirement and severance benefits	(54,997)	(62,747)
Other	(44,274)	71,590

Net cash provided by operating activities	¥136,264	¥181,689

Cash flows from investing activities:
(Increase) decrease in short-term investments	—	697
Proceeds from disposition of investments and advances	83,944	88,063
Increase in investments and advances	(25,579)	(92,141)
Capital expenditures	(271,773)	(219,019)
Proceeds from sale of fixed assets	14,331	123,335
(Increase) decrease in time deposits	(47,548)	188,187
Purchase of shares of a newly consolidated subsidiary	—	(50,465)
Other	(23,342)	(23,140)

Net cash provided by (used in) investing activities	¥(269,967)	¥15,517

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(8,479)	(21,546)
Increase (decrease) in deposits and advances from employees	(37)	(44)
Increase (decrease) in long-term debt	13,029	(20,613)
Dividends paid	(36,769)	(32,194)
Dividends paid to minority interests	(13,270)	(10,783)
(Increase) decrease in treasury stock	(71,473)	(61,629)
Proceeds from issuance of shares by subsidiaries	—	39,866

Net cash used in financing activities	¥(116,999)	¥(106,943)

Effect of exchange rate changes on cash and cash equivalents	9,019	(10,944)

Effect of changes in consolidated subsidiaries	—	(93,441)
Net increase (decrease) in cash and cash equivalents	(241,683)	(14,122)
Cash and cash equivalents at beginning of period	1,214,816	1,236,639

Cash and cash equivalents at end of period	¥973,133	¥1,222,517

*	See Notes to consolidated financial statements on pages 15-16.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3. The company changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date in conformity with the provisions regarding the change in the measurement date of postretirement benefit plan of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106, and 132(R).” With the change in the measurement date, beginning fiscal 2009 balance of “retained earnings” and pension liability adjustments of “accumulated other comprehensive income (loss)” has been reduced by 3,727 million yen and 73,571 million yen, respectively.

4. Comprehensive income was reported as a gain of 122,745 million yen for the six months ended September 30, 2008. Comprehensive income includes net income and increases (decreases) in accumulated other comprehensive income (loss) for this period.

5. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

6. Victor Company of Japan, Ltd. (JVC) issued and allocated new shares of common stock to third parties on August 10, 2007 for a cash consideration of 35 billion yen. As a result, the company’s shareholding in JVC decreased from 52.4% to 36.8%. JVC and its subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007. JVC and Kenwood Corporation integrated management by establishing JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) as of October 1, 2008 through a share transfer. The company has 24.4% of total issued shares of JVC KENWOOD HD. JVC KENWOOD HD and its subsidiaries became associated companies under the equity method from October 1, 2008.

7. Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company has changed the transaction between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and Corporate and eliminations of fiscal 2008 has been reclassified to conform to the presentation for fiscal 2009.

Principal internal divisional companies or units and subsidiaries operating in respective segments as of September 30, 2008 are as follows:

Digital AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Matsushita Home Appliances Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

9. In a new phase of further growth, Panasonic has been accelerating initiatives to achieve global excellence. From fiscal 2009 onward, in order to further clarify its business fields for investors, Panasonic discloses three new business fields of the group which consist of five segments as shown below. Sales and profits by business fields are calculated as the simple total of business segments making up each business field.

Digital AVC Networks Solution

Digital AVC Networks

Solutions for the Environment and Comfortable Living

Home Appliances, MEW and PanaHome

Devices and Industry Solution

Components and Devices, Other

10. Number of consolidated companies: 537 (including parent company)

11. Number of companies reflected by the equity method: 137

# # #

October 28, 2008

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2009

Second Quarter and Six Months ended September 30, 2008

1. Sales breakdown

yen (billions)

Fiscal 2009 Second Quarter	Total	09/08	Local currency basis 09/08	Domestic	09/08	Overseas	09/08	Local currency basis 09/08
Video and Audio Equipment	496.4	111%	116%	125.9	112%	370.5	111%	117%
Information and Communications Equipment	497.2	90%	94%	232.7	91%	264.5	90%	96%

Digital AVC Networks	993.6	100%	104%	358.6	97%	635.0	101%	107%
Home Appliances	311.3	103%	106%	167.4	105%	143.9	101%	107%
MEW and PanaHome	448.1	97%	98%	357.7	95%	90.4	106%	113%
Components and Devices	272.6	90%	93%	89.2	90%	183.4	91%	95%
Other	166.1	93%	94%	92.5	100%	73.6	86%	89%

Total	2,191.7	96%	99%	1,065.4	96%	1,126.3	96%	101%

yen (billions)

Fiscal 2009 Six Months ended September 30, 2008	Total	09/08	Local currency basis 09/08	Domestic	09/08	Overseas	09/08	Local currency basis 09/08
Video and Audio Equipment	962.7	114%	119%	257.7	114%	705.0	113%	120%
Information and Communications Equipment	1,006.3	94%	98%	481.4	95%	524.9	93%	101%

Digital AVC Networks	1,969.0	103%	107%	739.1	101%	1,229.9	104%	111%
Home Appliances	654.1	102%	106%	340.6	102%	313.5	101%	109%
MEW and PanaHome	837.2	99%	100%	662.2	96%	175.0	111%	120%
Components and Devices	541.9	92%	97%	181.3	93%	360.6	92%	98%
Other	341.5	98%	100%	187.4	99%	154.1	97%	101%

Total	4,343.7	96%	99%	2,110.6	96%	2,233.1	96%	102%

Notes:	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.
The name of “MEW and PanaHome” was as of September 30, 2008.

2. Overseas Sales by Region

yen (billions)

	Fiscal 2009 Second Quarter			Fiscal 2009 Six Months ended September 30, 2008
		09/08	Local currency basis 09/08		09/08	Local currency basis 09/08
North and South America	298.2	90%	98%	584.6	89%	99%
Europe	281.7	97%	101%	575.4	95%	98%
Asia	273.4	92%	99%	540.8	93%	101%
China	273.0	106%	108%	532.3	108%	112%

Total	1,126.3	96%	101%	2,233.1	96%	102%

3. Sales by Products

<Consolidated>	yen (billions)

		Fiscal 2009
		Second Quarter		Six Months ended September 30
Product Category	Products	Sales	09/08	Sales	09/08
Digital AVC Networks	VCRs	24.5	86%	49.3	88%
	Digital cameras	62.7	95%	127.7	102%
	TVs	295.8	124%	565.5	125%
	Plasma TVs	168.9	115%	318.4	116%
	LCD TVs	102.9	164%	198.8	166%
	DVD recorders	32.6	115%	64.3	114%
	Audio equipment	26.5	76%	52.3	81%
	Information equipment	335.9	89%	660.4	91%
	Communications equipment	161.3	94%	345.9	100%
	Mobile communications equipment	74.8	97%	179.0	109%
Home Appliances	Air conditioners	62.8	108%	163.4	103%
	Refrigerators	32.1	100%	63.2	103%
Components and Devices	General components	103.2	88%	208.8	90%
	Semiconductors *	121.8	103%	244.0	106%
	Batteries	80.4	95%	152.4	95%
Other	FA equipment	45.9	73%	102.5	89%

*	Information for semiconductors is on a production basis.

Note: The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

4. Segment Information

<Consolidated>	yen (billions)

	Fiscal 2009 Second Quarter					Fiscal 2009 Six Months ended September 30
	Sales	09/08	Segment Profit	% of sales	09/08	Sales	09/08	Segment Profit	% of sales	09/08
Digital AVC Networks	1,056.5	99%	47.8	4.5%	67%	2,102.9	102%	102.8	4.9%	93%
Home Appliances	333.4	105%	15.4	4.6%	80%	685.5	103%	46.9	6.8%	126%
MEW and PanaHome	495.9	98%	25.3	5.1%	81%	928.7	99%	35.8	3.9%	87%
Components and Devices	335.7	92%	29.5	8.8%	95%	670.2	94%	49.0	7.3%	99%
Other	309.2	110%	14.9	4.8%	70%	598.6	110%	28.8	4.8%	82%
Total	2,530.7	98%	132.9	5.3%	78%	4,985.9	98%	263.3	5.3%	100%
Corporate and eliminations	-339.0	—	-14.3	—	—	-642.2	—	-35.1	—	—
Consolidated total	2,191.7	96%	118.6	5.4%	81%	4,343.7	96%	228.2	5.3%	104%

Notes:	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.
The name of “MEW and PanaHome” was as of September 30, 2008.

5. Financial data for the primary domain companies

(Business domain company basis)

<Sales, Domain company profit (production division basis), and Capital Investment * >

Fiscal 2009 Second Quarter	yen (billions)

	Sales		Domain company profit			Capital Investment
		09/08		09/08	% of Sales		09-08
Panasonic AVC Networks Company	553.1	115%	21.5	65%	3.9%	59.2	+7.9
Panasonic Mobile Communications Co., Ltd.	90.4	93%	6.4	256%	7.1%	1.5	+0.5
Panasonic Electronic Devices Co., Ltd.	120.5	92%	8.1	71%	6.7%	9.7	+1.5
Factory Automation Business	51.1	75%	5.8	49%	11.4%	0.6	-1.1

Fiscal 2009 Six Months ended September 30, 2008					yen (billions)

	Sales		Domain company profit			Capital Investment
		09/08		09/08	% of Sales		09-08
Panasonic AVC Networks Company	1,083.0	115%	35.9	76%	3.3%	96.6	+19.6
Panasonic Mobile Communications Co., Ltd.	209.2	102%	21.3	2367%	10.2%	2.0	+0.5
Panasonic Electronic Devices Co., Ltd.	245.4	94%	17.1	83%	7.0%	19.0	+1.5
Factory Automation Business	112.0	89%	15.3	70%	13.7%	1.0	-1.5

*	These figures are calculated on an accrual basis.

Note: The name of “Panasonic AVC Networks Company” was as of September 30, 2008.

6. Capital Investment by segments *

<Consolidated>	yen (billions)

	Six Months ended September 30, 2008
		09-08
Digital AVC Networks	122.0	+21.9
Home Appliances	25.5	+2.9
MEW and PanaHome	19.9	+1.1
Components and Devices **	58.4	-8.7
Other	14.1	+8.5
JVC	—	-3.0
Total	239.9	+22.7

<** semiconductors only>		< 23.3 >	<-4.2>
* These figures are calculated on an accrual basis.

Notes:	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.
The name of “MEW and PanaHome” was as of September 30, 2008.

7. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2008						Fiscal 2009
	Second Quarter		Six Months ended September 30		Full Year		Second Quarter		Six Months ended September 30
U.S. Dollars		¥118		¥118		¥115		¥104		¥104
Euro		¥160		¥159		¥160		¥160		¥159

<Rates Used for Consolidation>
	Fiscal 2008						Fiscal 2009
	Second Quarter		Six Months ended September 30		Full Year		Second Quarter		Six Months ended September 30
U.S. Dollars		¥118		¥119		¥114		¥108		¥106
Euro		¥162		¥162		¥162		¥162		¥163

<Foreign Currency Transaction> *										(billions	)
	Fiscal 2008						Fiscal 2009
	Second Quarter		Six Months ended September 30		Full Year		Second Quarter		Six Months ended September 30
U.S. Dollars	US$	0.6	US$	1.2	US$	2.5	US$	1.0	US$	1.5
Euro		€0.3		€0.6		€1.2		€0.4		€0.8

*	These figures are based on the net foreign exchange exposure of the company.

8. Number of Employees

<Consolidated>				(persons	)

	End of September 2007	End of March 2008	End of June 2008	End of September 2008
Domestic	136,663	135,563	134,950	134,481
Overseas	172,374	170,265	175,631	179,113
Total	309,037	305,828	310,581	313,594

Quarterly segment information for the past two years is shown on the company’s website (http://panasonic.net/ir/).